UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washing[ton, D.C.]

09041783

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AB 7/9

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 30 2009
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co PLLP
(Name – if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Panora, Iowa

Financial Statements

Years Ended December 31, 2008 and 2007

Brokers International Financial Services, LLC

CONTENTS

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Brokers International Financial Services, LLC
Panora, Iowa

We have audited the accompanying statement of financial condition of Brokers International Financial Services, LLC (the Company), as of December 31, 2008 and 2007, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brokers International Financial Services, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 19, 2009

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Brokers International Financial Services, LLC

Statement of Financial Condition

December 31

Assets	**2008**	**2007**
Cash	$207,934	$ 200,032
Commissions and concessions receivable	102,265	33,244
Accounts receivable	5,852	6,335
Due from other	18,492	60,000
Prepaid expenses	22,765	19,867
Total current assets	357,308	319,478
Office furniture and equipment, net of accumulated depreciation of $5,904 and $3,687 in 2008 and 2007, respectively	10,015	12,231
Intangible assets, net	1,587	1,715
Total assets	$368,910	$ 333,424

Liabilities and Member's Equity

Liabilities		
Commissions and concessions payable	$95,274	$92,039
Accounts payable	23,304	33,547
Deferred Revenue	-	6,012
Accrued compensation	11,116	11,401
Due to parent	11,394	5,219
Total Liabilities	141,088	148,218
Member's Equity		
Capital Contributions	1,860,143	1,243,643
Accumulated Deficit	(1,632,321)	(1,058,437)
Total Member's Equity	227,822	185,206
Total liabilities and member's equity	$368,910	$333,424

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Operations

Years Ended December 31

	2008	2007
Revenues		
Commissions	$ 1,265,643	$ 931,693
Interest	-	392
Other	164,940	77,780
Total revenues	$ 1,430,583	$ 1,009,865
Expenses		
Commissions	1,132,521	769,398
Employee compensation and benefits	616,416	495,420
Licensing, registration and education	55,554	75,748
Occupancy and equipment expense	35,059	33,039
Legal and professional	31,122	29,754
General and administrative	92,071	86,737
Advertising and publications	1,685	2,292
Travel and entertainment	33,832	24,663
Other	6,207	2,338
Total expenses	$ 2,004,467	$ 1,519,389
Net Loss	$ (573,884)	$ (509,524)

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Changes in Member's Equity

Years Ended December 31, 2008 and 2007

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at January 1, 2007	$ 813,643	$ (548,913)	$ 264,730
Capital contributions	430,000	-	430,000
Net loss	-	(509,524)	(509,524)
Balance at December 31, 2007	1,243,643	(1,058,437)	185,206
Capital contributions	616,500	-	616,500
Net loss	-	(573,884)	(573,884)
Balance at December 31, 2008	$ 1,860,143	$ (1,632,321)	$ 227,822

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Cash Flows

Years Ended December 31

	2008	2007
Cash Flows from Operating Activities		
Net loss	$ (573,884)	$ (509,524)
Adjustments to reconcile net loss to net cash from operating activites		
Depreciation	2,217	2,459
Amortization	127	128
Changes in assets and liabilities		
Commissions and concessions receivable	(69,021)	(20,612)
Accounts receivable	483	(5,468)
Prepaid expenses	(2,898)	11,012
Commissions and concessions payable	3,235	81,012
Accounts payable	(10,243)	13,758
Deferred Revenue	(6,012)	6,012
Accrued compensation	11,223	(25,970)
Accrued 401(k)	-	(2,817)
Due to parent	6,175	(10,639)
Net cash used for operating activities	$ (638,598)	$ (460,649)
Cash Flows from Investing Activities		
Capital expenditures	-	(1,551)
Received from (paid to)-due from other	30,000	(60,000)
Net cash from (used for) investing activities	30,000	(61,551)
Cash Flows Used for Financing Activities		
Capital contributions	616,500	430,000
Net Increase (Decrease) in Cash	7,902	(92,200)
Cash at Beginning of Year	200,032	292,232
Cash at End of Year	$ 207,934	$ 200,032

Notes to Financial Statements are an integral part of this Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Municipal Securities Rulemaking Board. Brokers International Financial Services, LLC provides product sales and client service functions to retail investment clients, investing in Mutual Funds and Variable Products by application. The Company's product mix is 27% mutual funds and 73% in variable products. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

Brokers International Financial Services, LLC was approved as a full-service non-custodial Broker Dealer on June 4, 2007. At that time, Brokers International Financial Services, LLC contracted with Pershing, LLC to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the trade date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no off-balance sheet risk.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

Financial Instruments

The fair value of financial instruments classified as assets or liabilities, including cash, accounts receivable, accounts payable and accrued expenses approximate carrying value, principally because of the short maturities of these items.

Advertising

The Company expenses advertising costs when incurred. Total advertising costs were $1,685 and $2,292 for the years ended December 31, 2008 and 2007, respectively.

Office Furniture and Equipment

Office furniture is provided by the parent company as part of the expense and operational agreement explained in Note 5. Equipment is stated at cost. Depreciation is provided over estimated useful lives. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Intangible Assets

Intangible assets consist of trademarks. Amortization is provided over estimated useful lives by use of the straight line method.

Income Taxes

Brokers International Financial Services, LLC is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

Reclassification

The classification of certain items in the statements of financial condition and operations for fiscal 2007 has been changed to conform to classifications used for fiscal 2008. These reclassifications had no effect on net loss for 2007.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed eight to one in the first year of operations and fifteen to one thereafter. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2008 and 2007, the net capital ratio, net capital and excess net capital are as follows:

	2008	2007
Net capital ratio	1.24:1	1.98:1
Net capital	$ 113,639	$ 75,058
Excess net capital	$ 104,234	$ 65,172

3. INCOME TAXES

There were no differences between the financial statement basis and tax basis of the Company's assets or liabilities.

4. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company contributed $4,636 and $5,059 to the plan in 2008 and 2007, respectively.

5. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Brokers International, Ltd. under a five year term rental agreement starting on August 1, 2006 and ending August 1, 2011. Rent did not become payable until the first day of the month following FINRA approval of the Broker/Dealer on August 1, 2006. In consideration of the rent, the parent provides all utilities, insurance, maintenance and general cleaning of the building, computer network capabilities and IT support. Annual rent expense to Brokers International, Ltd. totaled $24,000 in 2008 and 2007. Future rental commitments under this lease are as follows:

2009	$24,000
2010	24,000
2011	14,000
Total rent commitments	$62,000

In 2007, Brokers International (parent) charged for use of an automobile that was used by the President of Brokers International Financial Services LLC for a period of two months. This charge was included in the Rent/Lease Expense and totaled $1,208 for 2007.

The Company has an expense and operational funding agreement with its parent, Brokers International, Ltd. under which the parent company provides sufficient funds to make certain that the Company's net capital requirements are met and that the aggregate indebtedness to net capital does not exceed 15:1. The agreement also states that other than signage that is specific to the Company, the parent company agrees to pay for repair and maintenance of the leased premises including, but not limited to, flooring, painting, remodeling, furniture, etc.

The Company has an agreement for additional services with its parent, Brokers International, Ltd. under which the parent company provides financial operations for 10 hours per week, human resource services, Lexis/Nexis research tools usage, and the processing of credit card receipts and transfers of funds to the Company. The expense for these services paid to Brokers International, Ltd. totaled $44,000 and $10,800 in 2008 and 2007, respectively. The Company had payables of $11,394 and $5,218 at December 31, 2008 and 2007, respectively, to Brokers International, Ltd. for costs under the agreement.

The Company had an agreement with Brokers International, Ltd. to review Index Annuity Business for Brokers International, Ltd. The agreement was terminated May 1, 2007. The revenue received from Brokers International, Ltd. totaled $15,900 in 2007.

6. LEASE OBLIGATIONS

The Company leases various software and office equipment. Payments made totaled approximately $17,093 and $12,154 for 2008 and 2007, respectively. The office equipment lease terminated May 2007.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY FINANCIAL INFORMATION

Managing Member
Brokers International Financial Services, LLC
Panora, Iowa

We have audited the accompanying financial statements of Brokers International Financial Services, LLC as of December 31, 2008 and 2007 and have issued our report thereon dated February 19, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 19, 2009

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Brokers International Financial Services, LLC
Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1
December 31, 2008

Net Capital		
Total member's equity	$	227,822
Deductions:		
Non-allowable accounts receivable		(43,647)
Prepaid expenses		(22,765)
Equipment, net of accumulated depreciation		(10,015)
Fidelity bond deductible over $5,000		(5,000)
Other assets		(32,756)
		(114,183)
Net Capital		113,639
Aggregate Indebtedness:		
Total liabilities from balance sheet	$	141,088
Computation of basic net capital requirement		
Miminum net capital required	$	9,405
Excess net capital	$	104,234
Ratio of aggregate indebtedness to net capital		1.24

No reconciliations deemed necessary since no material differences were noted in the computation of net capital. There were no material inadequacies found to exist or to have existed since the previous audit.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

Brokers International Financial Services, LLC

Statement Regarding Rule 15c3-3

December 31, 2008 and 2007

Brokers International Financial Services, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities
IGAF WORLDWIDE

February 19, 2009

To the Board and Management
Brokers International Financial Services, LLC

In planning and performing our audit of the financial statements of Brokers International Financial Services, LLC as of December 31, 2008, we considered the company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

SIGNIFICANT DEFICIENCIES

Segregation of Duties

As is inherent in many small companies, the Company has limited internal accounting control because there is minimal segregation of duties. A good system of internal accounting control contemplates an adequate segregation of duties so that no individual handles a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties in all respects, it is important that you be aware of this condition.

Financial Statement Preparation

As inherent in many small companies, the Company does not have a complete system of internal control over the financial reporting process.

OTHER COMMENTS

Approved Vendor List

It came to our attention during the audit that two former employees remain as active, approved vendors in the Company's accounting system. We recommend that the approved active vendor list be reviewed by management and that vendors that are no longer used be removed from the approved vendor list to ensure a higher level of control over cash disbursements.

Documentation of Corporate Resolutions

It came to our attention during the audit that documentation of the Company's resolutions and decisions is lacking. We recommend that all meetings of management and the Board be documented and approved to ensure that objectives of management and the Board are accomplished. All Capital Contributions or distributions should also be documented with the Board's resolution of action taken.

Missing Checks in Check Register

It came to our attention during the audit that there were gaps in the check register during the year, which could not be explained. We recommend that checks be used in numeric sequence and we further recommend that all checks be retained, including those that are voided or not used.

General Information Technology Controls

During the audit, we discussed with management the Company's information technology controls. We drafted a list for management to consider which may increase the level of internal controls surrounding the Company's general information technology.

This letter is intended solely for the information and use of the Board, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Minneapolis, Minnesota
February 19, 2009

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities
IGAF WORLDWIDE

February 19, 2009

To the Managing Member and Management
Brokers International Financial Services, LLC

We have audited the financial statements of Brokers International Financial Services, LLC for the year ended December 31, 2008, and have issued our report thereon dated February 19, 2009. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As stated in our engagement letter dated December 5, 2008, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The critical accounting policies used by Brokers International Financial Services, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2008. We noted no transactions entered into by the Company during the year that were both critical and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Quality of the Company's Accounting Principles

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. The quality includes the consistency of the accounting policies and their application, the clarity and completeness of the financial statements, and includes items that have a significant impact on the representational faithfulness, verifiability, and neutrality of the accounting information included in the financial statements.

Management's Judgments and Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344
Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

In addition, the attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the Board and management of Brokers International Financial Services, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Brokers International Financial Services, LLC
Summary of Unadjusted Audit Differences
Year Ended December 31, 2008

Account	Debit	Credit
Variable annuity revenue	$2,800	
Concessions receivable		$2,800
To correct erroneously recorded revenue from variable annuities.		
Commissions payable	$2,240	
Commissions expense – Variable annuities		$2,240
To correct erroneously recorded expense for commissions on erroneously recorded revenue.		
Reps Receivable	$6,843	
Commissions Payable		$6,843
To record debit balances in commissions payable as a receivable as both the assets and liability are understated currently.		
Sundry Payable	$5,025	
Cash		$5,025
To net the balance accounts payable balance from Pershing with the Cash Pershing balance of the $25,000 minimum balance		

	Current Year Over (Under) Financial Statement Effect
STATEMENT OF OPERATIONS MISSTATEMENTS	
Overstatement of concession receivable	$2,800
Overstatement of commission payable	(2,240)
Cumulative Effect – before effect of prior year differences	560
Effect of prior year unadjusted differences	0
Cumulative Effect – after prior year differences	$ 560
BALANCE SHEET MISSTATEMENTS	
Total assets	$ 982
Total liabilities	$ 422
Equity	$ 560

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities

IGAF WORLDWIDE

February 19, 2009

Managing Member
Brokers International Financial Services, LLC

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that in our professional judgment may reasonably be thought to bear on independence.

The following is a description of such relationships as of December 31, 2008 of which we are aware that are relevant to our audits of the Company's financial statements and internal control over financial reporting for the year ending December 31, 2008.

We are not aware of any such relationships.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss our independence with respect to the Company with you at your convenience.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours,

Boulay, Heutmaker, Zibell + Co. P.L.L.P.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344
Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Helping you get there...

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

February 19, 2009

Managing Member
Brokers International Financial Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Brokers International Financial Services, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Conducting quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344
Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies, as defined above. As is inherent in many small companies, the Company has limited internal accounting control because there is minimal segregation of duties. A good system of internal accounting control contemplates an adequate segregation of duties so that no individual handles a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties in all respects, it is important that you be aware of this condition. Also, as inherent in many small companies, the Company's management, while knowledgeable and skillful, do not have the complete expertise to fully apply generally accepted accounting principles in preparing the financial statements and related footnote disclosures. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Brokers International Financial Services, LLC as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 19, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Boulay, Heutmaker, Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 19, 2009